Exhibit 2.5

INTERIM FINANCE
AND STOCK PURCHASE AGREEMENT

This Interim Finance and Stock Purchase Agreement is entered into on August 15, 2003 (the “Agreement”) by and among Fatburger Holdings, Inc., a Delaware corporation (“Parent”), Fatburger Corporation, a Delaware corporation (“Sub”), Fog Cutter Capital Group Inc. (“Fog Cutter”), Holcomb & Canfield LLC (“Holcomb”), Keith A. Warlick (“Warlick”), Mary Sabatasso (“Sabatasso”) and Clarke Parker (“Parker”).  Together, Parent and Sub are referred to as “Fatburger”.  Together, Holcomb, Warlick, Sabatasso and Parker are referred to as the “Sellers”.

R E C I T A L S:

A.            Warlick, Holcomb and Burger Business, LLC, a California limited liability company (“Burger Business”), entered into an Option and Settlement Agreement, dated as of December 26, 2002 but executed on May 23, 2003 (the “Option Agreement”).  Under the Option Agreement, Warlick and Holcomb have the option to acquire all shares of Parent owned by Burger Business.  Warlick and Holcomb are required to exercise their option to the shares owned by Burger Business on or before August 15, 2003.  Under the terms of the Option Agreement, if Warlick and Holcomb do not purchase the shares owned by Burger Business by August 15, 2003, Burger Business may have an option to purchase all of the shares of Parent owned by the Sellers.

B.            Fog Cutter, Parent, Sub and certain of their affiliates executed commitment letters on August 4, 2003 (the “Commitment Letters”).   The Commitment Letters contemplate that Fog Cutter would loan funds to the Parent to enable the Parent to purchase the shares of the Series A Preferred of the Parent owned by Burger Business.

C.            On August 13, 2003, General Electric Capital Business Funding Corporation (“GE”) advised Fatburger that it was not willing to consent to the loan transactions contemplated in the Commitment Letters but that it anticipated it would consent to an equity investment by Fog Cutter in the Parent.   Fatburger, Warlick and Fog Cutter have rapidly and under severe time pressure sought to structure such an investment, as is evidenced by the draft of the “Fatburger Holdings, Inc. Summary of Terms Series D Preferred Stock Financing,” dated as of August 14, 2003, attached hereto as Exhibit A and incorporated herein by reference (the “Term Sheet”).

D.            However, the Parent, Warlick and Fog Cutter had insufficient time to complete the documentation, satisfy the conditions and otherwise consummate the transaction contemplated by the Term Sheet on August 15, 2003.

E.             Fog Cutter is prepared to purchase today for an aggregate consideration of $6,000,000 (less fees of $600,000 as provided in the Commitment Letters), together with $1,000,000 provided by the Company, in addition to the nominal cash consideration set forth on Exhibit B, all of the Series A Preferred Stock of the Parent held by Burger Business, and all of the shares of Common Stock and Series A Preferred Stock of the Parent held by the Sellers, but only on the clear and irrevocable understanding and agreement that, after today’s closing, Fog Cutter will have full and unencumbered right, title and interest to all shares purchased under this Agreement.  The shares that Fog Cutter is purchasing today from the Sellers are identified on the Exhibit B.

NOW, THEREFORE, for good and valuable consideration, the parties hereto agree as follows:

1.             Assignment of Option and Settlement Agreement.  Holcomb and Warlick hereby assign to Fog Cutter their right to acquire the shares of Parent owned by Burger Business pursuant to the Option Agreement, the rights they have with respect to the representations and warranties made by Burger Business in Section 1.2 of the Option and Settlement Agreement and the benefits of the legal opinion of Jeffer, Mangels, Butler & Marmaro, dated as of the date hereof and delivered to Warlick in connection with the closing of the Option Agreement.  Holcomb and Warlick each jointly and severally represent to Fog Cutter that they have not assigned or encumbered any of their interest in the Option and Settlement Agreement.

2.             Purchase and Sale of Stock.  Each of Warlick, Sabatasso, Parker and Holcomb hereby sell to Fog Cutter, and Fog Cutter hereby purchases from each of them, the shares of Parent set forth on Exhibit B hereto (the “Shares”) for the consideration set forth on Exhibit B and its funding of the purchase of Series A Preferred from Burger Business and its commitment to pursue the transaction outlined in Section 3 below.  Burger Business and each stockholder of the Parent whose name is listed on Exhibit B hereto are executing a Stock Assignment Separate from Certificate in substantially the form attached hereto as Exhibit C simultaneously with the execution of this Agreement.

3.             Series D Financing.  As additional consideration for entering into this Agreement, the parties hereto agree that each of them will use its good faith efforts to take such other actions as necessary or appropriate to put Fatburger, Fog Cutter, the Sellers and the other stockholders of the Company in the same position they would have been in with respect to Fatburger had the transaction contemplated in the Term Sheet been consummated rather than the transactions contemplated herein.  Those actions shall include negotiating and preparing the definitive documents containing the specific terms and conditions of the transactions summarized in the Term Sheet, selling the shares of Common Stock and Series A Preferred purchased from the Sellers under this Agreement to the Sellers for nominal consideration, retiring the Series A Preferred formerly owned by Burger Business, designating and issuing a new class of Series D Preferred, converting the shares of Series A Preferred formerly owned by the Sellers into Common Stock, obtaining any and all requisite third party consents, and closing the transactions contemplated in the Term Sheet by August 22, 2003, or such other time as mutually agreed upon by the parties.  Nothing contained in this Agreement shall jeopardize, diminish or affect Fog Cutter’s right, title and interest in and to the Shares Fog Cutter is purchasing today pursuant to this Agreement.  No party to this agreement, other than Fog Cutter, shall have any rights to any of the Shares unless and until it, he or she is granted those rights in a transaction to which Fog Cutter has consented in writing.

4.             Representations and Warranties of Sellers.  Each Seller jointly and severally represents to Fog Cutter that:

(a)           Ownership of Shares.   Each Seller has a good and valid title, right and interest in the shares set forth on Exhibit B opposite such Seller’s name.  Each Seller does not own or have interests in any other stock of the Parent, or any securities convertible into stock of the Parent.

(b)           Capitalization of Parent and Sub.  Parent’s authorized capital consists of 1,000,000 shares of Preferred Stock, of which 750,000 shares are designated as Series A Preferred Stock (the “Series A Preferred”) and 20 shares are designated as Series B Preferred Stock (the “Series B Preferred”), all shares of which are duly and validly issued (including, without limitation, issued in compliance with applicable federal and state securities laws), fully paid, non-assessable, outstanding prior to the date hereto and 2,000,000 shares of Common Stock, of which 250,000 shares are duly and validly issued (including, without limitation, issued in compliance with applicable federal and state securities laws), fully paid, non-assessable and outstanding prior to the date hereto, held by the persons and in the amounts set forth on the Exhibit B.  Other than the subscriptions of Chester McGlockton and Clark Parker for a total of $1,000,000 of Series C Preferred, there are no outstanding rights of first refusal, preemptive rights or other rights, warrants, options, conversion privileges, subscriptions, or other rights or agreements, either directly or indirectly, to purchase or otherwise acquire or issue any equity securities of the Parent.

Sub’s authorized capital consists of 20,000,000 shares of Common Stock, of which 12,643,985 shares are duly and validly issued (including, without limitation, issued in compliance with applicable federal and state securities laws), fully paid, non-assessable and outstanding prior to the date hereto, all of which are held by Parent.  There are no outstanding rights of first refusal, preemptive rights or other rights, warrants, options, conversion privileges, subscriptions, or other rights or agreements, either directly or indirectly, to purchase or otherwise acquire or issue any equity securities of the Sub.

(c)           Authorization.  All action on the part of Parent, Sub and each Seller necessary for the authorization, execution, delivery, and performance of all obligations under this Agreement has been taken.  The Agreement constitute legally binding and valid obligations of parent, Sub and each Seller enforceable in accordance with their respective terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application relating to or affecting enforcement of creditors’ rights and laws concerning equitable remedies.

5.             Indemnification.  Except as provided in the next sentence, each Seller shall jointly and severally indemnify and hold harmless Parent, Sub, Fog Cutter, and the officers, directors and other affiliates of each of them from and against any and all claims, judgments, losses, settlements, damages, and related costs and expenses (including, without limitation, attorneys’ fees and costs in defending any third party claims) that arise out of, or are connected with, any breach or asserted breach of any of the representations and warranties set forth in this Agreement.  However, only Holcomb and Warwick, and not any other Sellers, shall indemnify for the representations and warranties in the last sentence of Section 1.

6.             Miscellaneous.

                          (a)           Entire Agreement.  This Agreement together with all exhibits and attachments thereto constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations and understandings of the parties with respect thereto, whether written or oral.

                          (b)           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.  No party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other parties.

                          (c)           Modification; Waiver.  This Agreement may not be modified, amended or supplemented, except by a written instrument executed by all of the parties hereto.  No failure to exercise or any delay in exercising any right, power or privilege hereunder shall be deemed a waiver thereof.  No waiver of any provision of this Agreement shall be deemed a waiver of any other provision hereof, nor shall any waiver in any one instance be deemed a continuing waiver or a waiver in any other instance.  No waiver shall be binding unless executed in writing by the party to be charged with such waiver.

                          (d)           Severability.  In the event that any provision of this Agreement should be held to be invalid, illegal or unenforceable by a court of competent jurisdiction, the remaining provisions hereof shall not be affected thereby and shall continue in full force and effect.

                          (e)           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.  Any signature on this Agreement, or any amendment or modification thereof or any document or instrument signed by either of the parties in connection therewith, that is sent by facsimile shall be considered valid and binding.

                          (f)            Expenses.  As provided in the Commitment Letters, Fatburger will reimburse Fog Cutter for all of its out of pocket costs and expenses associated with the execution of this Agreement and the consummation of the transactions contemplated hereunder.

                          (g)           Attorneys’ Fees.  In the event that any party to this Agreement brings an action, suit, arbitration proceeding or other legal proceeding against the other party or parties in connection with any dispute or claim arising out of or relating to this Agreement or the transactions contemplated hereunder, the prevailing party in such action, suit or proceeding shall be entitled to recover reasonable attorneys’ fees, costs and expenses paid or incurred in connection with such action, suit or proceeding from the other party or parties.

                          (h)           Further Assurances.  Each party shall, upon the reasonable request of the other parties to this Agreement, from time to time, execute and deliver to such other parties such further documents or instruments, including, without limitation, instruments of title conveyance, transfer and assignment, as may be necessary or desirable in order to effectuate the transactions contemplated by this Agreement.

                          (i)            Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

FOG CUTTER CAPITAL GROUP INC.

By:
Name:
Title:

FATBURGER HOLDINGS, INC.,

a Delaware corporation

By:
Name:
Title:

FATBURGER CORPORATION,

a Delaware corporation

By:
Name:
Title:

HOLCOMB & CANFIELD, LLC,

a Delaware limited liability company

By:
Name:
Title:

Keith A. Warlick

Mary Sabatasso

Clark Parker

EXHIBIT A

TERM SHEET

Fatburger Holdings, Inc.
SUMMARY OF TERMS
SERIES D PREFERRED STOCK FINANCING

This memo summarizes the principal proposed non-binding terms of a financing of Fatburger Holdings, Inc., a Delaware corporation (the “Company”) by Fog Cutter Capital Group Inc. (“FCCGI”)  This memo is a supplement to the Commitment Letters, dated August 4, 2003, between the Company and certain of its affiliates and FCCGI. (the “Commitment Letters”).

Amount of Financing:	$6,000,000 (less the $600,000 commitment fee and expenses)

Type of Security:	Series D Preferred Stock

Price Per Share:	$0.7068

Number of Shares:	8,488,690 (plus Class A Common)

Anticipated Closing Date:	[August 15, 2003]

Post-Financing Fully Diluted Capitalization(1)

	Liquidation Preference	Number of Shares	Fully-Diluted	%
Common Stock:	0	713,050	713,050	4.2%
Class A Common Stock:	0	3,395,476	3,395,476	20%
Series A Preferred Stock:	0	0	0	0
Series B Preferred Stock:	1,500,000	20	2,122,172	12.5%
Series C Preferred Stock(2)	1,600,000	2,257,991	2,257,991	13.3%
Series D Preferred Stock	6,000,000	8,488,690	8,488,690	50%
TOTAL:		16,977,380	16,977,380	100%

(1) This capitalization table is based on an implied equity value of $12 Million.  This amount is based on the purchase of 71% of the equity for $8.5 Million.

(2) Or other equity junior and subordinate in every respect to the Series D Preferred.

TERMS OF SERIES D PREFERRED STOCK

Dividends:

The holders of Series D Preferred will receive monthly cumulative dividends at a rate of 20% per year, or, if any Trigger Event (as defined below) has occurred, 25% per year, from funds legally available; to the extent that the Company has excess cash flow under the “cash flow” covenant of the GE Loans.  The rights of holders of Series D Preferred to receive dividends will be senior to the dividends rights of all other class or series of stock.  No dividends may be paid on any series of stock while the Series D Preferred will be outstanding.

Liquidation Preference:

In the event of any liquidation or winding up of the Company, the holders of Series D Preferred will be entitled to receive, senior to the holders of all other class or series of stock, an amount equal to the original purchase price of the Series D Preferred plus all accrued but unpaid dividends (the “Liquidation Preference”).  In addition, if any Trigger Event has occurred, after payment in full of the Liquidation Preference and any liquidation preference payable on preferred stock that is junior to the Series D Preferred, the holders of the Series D Preferred will be entitled to share ratably in any distributions paid to the holders of Common Stock on an as-converted bases; provided that the total payments to the holders of Series D Preferred in an event of liquidation will not exceed 90% of the total distributions made to all holders of common and preferred stock of the Company.  A consolidation or merger of the Company (or any significant subsidiary) in which the Company (or the subsidiary) is not the survivor or the holders of a majority of the Company’s (or any significant subsidiary’s) ordinary voting power do not hold a majority of the ordinary voting power of the survivor, or a sale of all or substantially all of its assets or a majority of the Company’s (or any significant subsidiary’s) capital stock to a single person or group(each, a “Change of Control”) will be considered a liquidation event.

Redemption Rights:

The Series D Preferred may be redeemed, in whole or in part in minimum amounts of $100,000, at any time that all accrued dividends on the Series D Preferred have been fully paid, by the Company at a price equal to the original purchase price.

If the Company does not redeem all of the Series D Preferred on or before to 9 months after the issue date, the Company will pay to the holders of the Series D Preferred, as a special dividend, an amount per share equal to (a) 10% of (i) the original issue price of the Series D Preferred outstanding plus (ii) accrued but unpaid dividends thereon, divided by (b) the number of shares of Series D Preferred outstanding; provided that the special dividend will not exceed $225,000.  If that amount is not paid, it will be considered accrued but unpaid dividends on the Series D Preferred.

Additional Series D Preferred

If any Trigger Event occurs, the Company will issue to the holders of Series D Preferred the number of additional shares of Series D Preferred required to be issued so that the Series D Preferred, together with the outstanding Class A Common, would constitute 90% of the equity of the Company, on a fully-diluted, as converted basis.  The number of shares to be issued will take into account the number of shares of Common Stock into which Series B Preferred is convertible by obtaining a valuation of the Common Stock pursuant to the terms of the Series B Preferred.  The Company will at all times maintain an adequate number of authorized but unissued shares of Series D Preferred to accomplish this issuance.

“Trigger Event” means the occurrence of any one or more of the following:

	(a)	Failure of the Company to redeem not less than 37.5% of the Series D Preferred on or before 9 months after the issue date;

	(b)	Failure of the Company to redeem all of the remaining Series D Preferred on or before 18 months after the issue date;

	(c)	Failure of the Company to redeem all of the Series D Preferred in the event of any Change in Control;

	(d)	Failure of the Company to redeem shares of Series D Preferred upon any issuance of any securities by the company to the extent of the net proceeds of the sale;

(e)

Any monetary or material non-monetary default under the GE debt or any other material obligation of the Company, provided that, other than a default at maturity, the Company will have 60 calendar days to eliminate the default by waiver or modification of the applicable documents, so long as the third party has not accelerated the debt or commenced the exercise of any other remedies;

(f)

 Failure of the Company to redeem all of the Series D Preferred with 3 business days of notice of any of the following: (i) inaccuracy of any representations or warranties made in the Stock Purchase Agreement; (ii) breach of any covenant or agreement of the Company in the Stock Purchase Agreement (as described below) or the Stockholders Rights Agreement (as described below); (iii) material judgments; (iv) the termination or resignation of Keith Warlick (other than as a result of death or incapacity, provided that an individual satisfactory to the holders of the Series D Preferred is elected or appointed as a replacement within 30 days of death or incapacity); and

	(g)	The bankruptcy or insolvency of the Company and/or any of its subsidiaries.

Conversion Rights:

Each share of Series D Preferred may be converted into Common Stock at any time at the option of the holder at any time after there has been a Trigger Event.  The initial conversion rate will be one share of Common Stock for one share of Series D Preferred.

Class A Common:

The issuance and terms of the Class A Common Stock will be identical to the terms provided in the Commitment Letters, provided that the Class A Common Shares issued at the closing will be convertible into 20% of the total outstanding capital stock of the Company, at the time of conversion, determined on a fully-diluted, as converted basis.

If the Company has not redeemed all Series D Preferred on or before 9 months from the date of issuance of the Series D Preferred, the Company will issue to the holders of the Series D Preferred additional shares of Class A Common Stock which will be convertible into an additional 15% of the total outstanding capital stock of the Company, at the time of conversion, determined on a fully-diluted, as converted basis.

Antidilution Protection:

The rate at which shares of the Series D Preferred may be optionally converted into Common Stock will be subject to adjustment for stock splits, reverse stock splits, and similar events.  The rate will also be subject to broad-based weighted average anti-dilution protection.

Voting Rights:

The Series D Preferred will vote together with the Common Stock on an as converted basis; provided that the holders of the Series D Preferred as a series will be entitled to elect 3 of 7 directors to the Board of Directors of the Company.  The remaining directors will be elected by the Common Stock and all classes and series of stock entitled to vote with the Common Stock (including the Series D Preferred).  The Company will set the size of the Board of Directors at 7.

Protective Provisions:

Consent of the holders of a majority of the shares of Series D Preferred, voting as a single class, will be required for any of the following actions by the Company or any of its subsidiaries: (a) any amendment to the Certificate of Incorporation or Bylaws materially and adversely affecting the Series D Preferred; (b) any increase by more that 2% per year of the total compensation of any executive officer; (c) any redemption or repurchase of stock (other than the Series D Preferred); (d) any prepayment, redemption or repurchase of debt; (e) the incurrence or modification of any material debt (including any guaranty of debt); (f) the transfer of or creation of any lien against any material assets (including the stock of any of the Company’s subsidiaries); (g) the issuance of any stock by any of the Company’s subsidiaries; (h) any Change of Control; (i) any material change in the business conducted by the Company and its subsidiaries; (j) the filing of any petition for bankruptcy or reorganization of the Company and/or any of its subsidiaries; (k) the issuance of any additional shares of Series D Preferred; and (l) any change in the size of the Board of Directors.

Stockholder Rights Agreement:	The Series D Preferred would have the same Registration Rights, information rights, preemptive rights and other rights as described in the Commitment Letters with respect to the Class A Common Stock.

Stock Purchase Agreement:

The purchase of the Series D Preferred would be made pursuant to a Stock Purchase Agreement.  In addition to any specific provisions provided for herein and in the Commitment Letters (which are stated with respect to the loans contemplated therein), the Stock Purchase Agreement would have customary representations and warranties, covenants and closing conditions acceptable to FCCGI.

Covenants will include: (a) the Company will materially adhere to the budget attached hereto as Exhibit A (the “Budget”)and (b) the Company will materially adhere to the Management Plan attached hereto as Exhibit B (the “Management Plan”).  FCCGI and the Company will discuss revisions to the Budget and the Management Plan for a period not longer 10 days after the closing.  If they are unable to mutually agree on revisions, the Budget and Management Plan as attached hereto will remain controlling.

Conditions to Closing:

Customary for transactions of this type, including (a) the conditions to closing identified in the Commitment Letters (which are stated with respect to the loans contemplated therein) (other than the filing of UCC-1 financing statements); (b) the redemption of all the stock of the Company and its subsidiaries held by Burger Business, LLC; (c) if requested, the consent of

Burger Business, LLC to the transaction contemplated herein in form reasonably acceptable to FCCGI; (d) the consent of GE to the transactions contemplated herein (in additional to any other consents or waivers by GE required by the Commitment Letters); (e) the issuance of not more than _______ shares of Series C Preferred[2], which will be junior in all respects to the Series D Preferred, for an aggregate consideration of not less than $1.6 Million; and (f) if any Series A Preferred will be outstanding after the closing, the amendment of the Certificate of Incorporation of the Company to make the Series A Preferred junior in every way to the Series D Preferred.

Other Provisions:	All other terms, including fees and expenses, will be as set forth in the Commitment Letters.

EXHIBIT B

SELLER	SHARES	AGGREGATE CASH CONSIDERATION TO SELLER
Holcomb & Canfield, LLC	230,800 Common	$1
Keith A. Warlick	12,375 Series A Preferred	$1
Mary Sabatasso	12,375 Series A Preferred	$1
Clark Parker	18,600 Series A Preferred	$1